As filed with the Securities and Exchange Commission on July 24, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CD International Enterprises, Inc.
(Exact name of registrant as specified in its charter)

Florida	13-3876100
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

431 Fairway Drive, Suite 200, Deerfield Beach, FL	33441
(Address of Principal Executive Offices)	(Zip Code)

2012 Equity Incentive Plan
(Full title of the plan)

Mr. Hernan Grant Welch Chief Financial Officer CD International Enterprises, Inc. 431 Fairway Drive, Suite 200 Deerfield Beach, FL 33441
(Name and address of agent for service)

(954) 363-7333
(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.0001 per share (2)	5,000,000	$0.30	$1,500,000	$172

(1)           Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 based on the average of the bid and asked prices of the registrant’s common stock as reported on the OTC Markets OTCQB tier on July 19, 2012.

(2)           To the extent permitted by Rule 416, this registration statement also covers such additional number of shares of common stock as may be issuable as a result of the anti-dilution provisions of the options granted under the 2012 Equity Compensation Plan in the event of stock splits, stock dividends or similar transactions.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

This registration statement relates to separate prospectuses.

Items 1 and 2 of this Part I, and the documents incorporated herein by reference pursuant to Item 3 of Part II of this Form S-8, constitute the first prospectus relating to issuances to our employees, directors, officers, and consultants of up to 5,000,000 shares of common stock pursuant to our 2012 Equity Compensation Plan.  Pursuant to the requirements of Form S-8 and Rule 428, we will deliver or cause to be delivered to plan participants any required information as specified by Rule 428(b)(1).  The second prospectus, referred to as the reoffer prospectus, relates to the reoffer or resale of any shares that are deemed to be control securities or restricted securities under the Securities Act of 1933, as amended.

PROSPECTUS

Item 1.                                Plan Information.

We established the 2012 Equity Compensation Plan effective July 18, 2012 covering 5,000,000 shares of our common stock to permit us to compensate and offer to our employees, officers, directors and consultants whose past, present and/or potential contributions to our company have been, are or will be important to our success, an opportunity to acquire a proprietary interest in our company.  The issuance of grants under the plan will be made to persons who are closely related to us and who provide bona fide services to us in connection with our business which are not in connection with the offer or sale of our securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our securities.  Grants of options or shares may be awarded under the plan pursuant to individually negotiated compensation contracts or as determined and/or approved by our board of directors.  The eligible participants include our directors, officers, employees and non-employee consultants and advisors.  There is no limit as to the number of securities that may be awarded under the 2012 Equity Compensation Plan to a single participant.  No grants have been made under the 2012 Equity Compensation Plan as of the date of this prospectus.

The 2012 Equity Compensation Plan does not require restrictions on the transferability of securities issued thereunder.  However, such securities may be restricted as a condition to their issuance where the board of directors deems such restrictions appropriate.  The 2012 Equity Compensation Plan is not subject to the Employee Retirement Income Securities Act of 1974.  Restricted shares awarded under the 2012 Equity Compensation Plan are intended to be fully taxable to the recipient as earned income.

Item 2.                                Registrant Information and Employee Plan Annual Information.

We will provide without charge, upon written or oral request, the documents incorporated by reference in Item 3 of Part II of this registration statement.  These documents are incorporated by reference in the Section 10(a) prospectus.  We will also provide without charge, upon written or oral request, all other documents required to be delivered to recipients pursuant to Rule 428(b).  Any and all such requests shall be directed to CD International Enterprises, Inc. at our principal office at 431 Fairway Drive, Suite 200, Deerfield Beach, FL  33441, telephone number (954) 363-7333.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person has been authorized by us to give any information or to make any representation other than as contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us.  Neither the delivery of this prospectus nor any distribution of the shares of common stock issuable under the terms of the 2012 Equity Compensation Plan shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof.

Our principal offices are located at 431 Fairway Drive, Suite 200, Deerfield Beach, FL  33441 and our telephone number at that location is (954) 363-7333.  Our fiscal year end is September 30.  Information which appears on our web site at www.cdii.net is not part of this prospectus.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

REOFFER PROSPECTUS

CD INTERNATIONAL ENTERPRISES, INC.

5,000,000 Shares of Common Stock

This prospectus forms a part of a registration statement, which registers an aggregate of 5,000,000 shares of common stock issued or issuable from time-to-time under the CD International Enterprises, Inc. 2012 Equity Compensation Plan.

This prospectus also covers the resale of shares granted under the 2012 Equity Compensation Plan by persons who are our "affiliates" within the meaning of federal securities laws.  Affiliated selling security holders may sell all or a portion of the shares from time to time in the over-the-counter market, in negotiated transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of such sales or at negotiated prices, but which may not exceed 1% of our outstanding common stock.

We will not receive any proceeds from sales of shares by selling security holders.

For a description of the plan of distribution of these shares, please see page 17 of this prospectus.

Our common stock is quoted on the OTC Markets OTCQB tier under the symbol CDII.  On July 19, 2012 the last sale price of our common stock was $0.30 per share.
____________________

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus to read about the risks of investing in our common stock.
____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 24, 2012

When used herein, the terms “CD International,” "we," "our," and "us" refers to CD International Enterprises, Inc., a Florida corporation, and our subsidiaries. In addition, when used in this prospectus, “fiscal 2011” refers to the fiscal year ended September 30, 2011 and “fiscal 2012” refers to the fiscal year ending September 30, 2012.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we file reports, proxy statements and other information with the Securities and Exchange Commission (SEC).  Certain of our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the SEC are incorporated herein by reference and made a part hereof:

•           Annual Report on Form 10-K for the year ended September 30, 2011,
•           Current Report on Form 8-K as filed on December 28, 2011,
•           Current Report on Form 8-K as filed on February 14, 2012,
•           Quarterly Report on Form 10-Q for the period ended December 31, 2011,
•           Current Report on Form 8-K as filed on March 6, 2012,
•           Current Report on Form 8-K as filed on March 26, 2012,
•           Current Report on Form 8-K/A as filed on April 26, 2012,
•           Current Report on Form 8-K as filed on April 27, 2012,
•           Current Report on Form 8-K as filed on May 1, 2012,
•           Current Report on Form 8-K as filed on May 10, 2012,
•           Quarterly Report on Form 10-Q for the period ended March 31, 2012,
•           Current Report on Form 8-K as filed on June 15, 2012,
•           Current Report on Form 8-K/A as filed on July 6, 2012,
•           Current Report on Form 8-K as filed on July 10, 2012, and
•           Current Report on Form 8-K as filed on July 20, 2012.

In addition, all reports and documents filed by us pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents.  Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.  Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus has been delivered, on the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than exhibits to such documents.  Written requests for such copies should be directed to Corporate Secretary, CD International Enterprises, Inc., 431 Fairway Drive, Suite 200, Deerfield Beach, FL  33441, telephone number (954) 363-7333.

OUR COMPANY

We are a U.S. company that manages a portfolio of entities in China and the Americas. We also provide business and financial consulting services to public and private American and Chinese businesses. We operate in three identifiable segments: Magnesium, Basic Materials, and Consulting.

Historically, our Magnesium segment has represented our largest segment by assets and revenues. We manufacture and sell pure magnesium and related by-products sourced and produced in China. We also purchase and resell magnesium products sourced and produced in China by third parties.  Magnesium is the lightest and strongest of the structural metals; it is one fourth the weight of steel, two fifths the weight of titanium and two thirds the weight of aluminum. Magnesium is used in a variety of markets and applications due to the physical and mechanical properties of the element and its alloys. Magnesium ingots are the feedstock for the manufacturing process of titanium and aluminum alloying. Magnesium powder and granules are used as a desulphurizer that removes sulfur in the production process of steel. Additionally, various types of magnesium alloys which are produced from the pure magnesium ingots are used in aircraft, automobile parts, and in electronic equipment such as computers, cameras and cellular phones.

Our Basic Materials segment engages in the sale and distribution of basic resources within China and the global purchase and sale of industrial commodities which includes mineral ores and non-ferrous metals. In this segment we sell and distribute a variety of products in China including industrial grade synthetic chemicals, steel products and nonferrous metals. Additionally, within this segment we hold the rights to mining properties and are considering the partial or full sale of our interest in this business.

Our Consulting segment provides services to public and private American and Chinese entities seeking access to the U.S. and Chinese capital markets. These services include general business consulting, Chinese regulatory advice, translation services, formation of entities in the People’s Republic of China (PRC), coordination of professional resources, mergers and acquisitions, strategic alliances and partnerships, advice on effective means of accessing U.S. capital markets, coordination of Sarbanes-Oxley compliance, and corporate asset evaluations.

Our principal executive offices are located at 431 Fairway Drive, Suite 200, Deerfield Beach, Florida 33441 and our telephone number at those offices is (954) 363-7333.  Our fiscal year end is September 30.  The information which appears on our website at www.cdii.net is not part of this prospectus.

Legal Proceeding

On March 9, 2012, our wholly-owned subsidiary, CDII Trading, filed a voluntary petition in the United States Bankruptcy Court in the Southern District of Florida for relief under Chapter 11 of title 11 of the United States Bankruptcy Code in the case in re CDII Trading, Inc., case no. 12-15810 JKO, which we refer to as the Bankruptcy Case.  As we have previously reported, CDII Trading is a party to the following litigation involving Sunskar, Ltd. and its agents, which we collectively refer to as Sunskar:

•	a petition to compel arbitration in the U.S. District Court for the Southern District of New York, case no. 11CV2499, which we refer to as the New York District Court Litigation,
•	a maritime arbitration proceeding in New York, which we refer to as the Maritime Litigation, and
•
a complaint alleging fraudulent misrepresentations by Sunskar in regards to charter of a vessel it owned in the U.S. District Court for the Southern District of Florida, case no. 12-60547-CIV-DIMITROULEAS/SNOW), which we refer to as the Florida District Court Litigation.

On February 8, 2012, the arbitration panel directed CDII Trading to post security in the amount of $850,000 as a source of funds in the event Sunskar is successful on the merits.  CDII Trading’s filing of its voluntary petition operated as a stay of the continuation of the New York District Court Litigation, the Arbitration Proceeding and the Florida District Court Litigation as to CDII Trading. On May 23, 2012 the District Court entered an order approving CDII Trading’s notice of voluntary dismissal without prejudice in the Florida District Court Litigation.  Alex Friedberg, a co-plaintiff in the Florida District Court Litigation remains as a plaintiff in this case.

On April 11, 2012 the Chapter 11 Bankruptcy Case was converted to a case under Chapter 7 of the Bankruptcy Code.  On July 3, 2012 the Trustee in the Bankrupt Case filed a motion to approve a June 10, 2012 conditional settlement agreement entered into between the Trustee on behalf of CDII Trading on the one hand and CDI China, Inc., International Magnesium Group, Inc., China Direct Investments, Inc. and CD International Enterprises, Inc., on the other hand.  We refer to these parties as the “CD Affiliates”.  Under the terms of the settlement agreement, the CD Affiliates, jointly and severally, agreed to pay the Trustee $700,000, of which, $100,000 was paid upon execution of the settlement agreement, $400,000 is payable within three business days of the date the settlement agreement is approved by the Bankruptcy Court and $200,000 is payable in six consecutive monthly installments of $33,333.33 beginning on the last day of the month following the date the settlement agreement is approved by the Bankruptcy Court.

Under the terms of the settlement agreement, the CD Affiliates will be released of all claims of the Trustee regarding the Bankruptcy Case and will acquire all of CDII Trading’s assets. In the event the CD Affiliates fail to make any payment due under the settlement agreement, the Trustee will be entitled to a judgment of $3,243,000 against the CD Affiliates, jointly and severally.  The effectiveness of the settlement agreement is conditioned upon its approval by the Bankruptcy Court and the issuance of a bar order against Sunskar and Skaarup Shipping Corporation and their employees, attorney, agents or assigns in any action by them against the CD Affiliates.  The settlement agreement also requires:

•	the CD Affiliates to provide the Trustee with access to all of the books and records of the CD Affiliates,
•	the Trustee to use commercially reasonable best efforts to obtain Bankruptcy Court approval of the Settlement Agreement, and
•	the CD Affiliates to use commercially reasonable best efforts to cooperate with the Trustee.

The Bankruptcy Court has set a hearing date of August 16, 2012 to consider the Trustee’s motion to accept the settlement agreement. Except as provided for in the settlement agreement, neither our company nor any of our other subsidiaries were part of the Bankruptcy Case.

RISK FACTORS

Investing in shares of our common stock involves significant risks and uncertainties. Before making an investment decision, you should carefully consider the risks described below together with the “Risk Factors” in the in our most recent Annual Report on Form 10-K, or any updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus, before deciding whether to purchase any of the common stock being offered.  Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our shares of common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related To Our Business

The metals industry is highly cyclical. Fluctuations in the pricing and availability of magnesium and in levels of customer demand have historically been severe, and future changes and/or fluctuations could cause us to experience lower sales volumes and revenues, which would negatively impact our profit margins.

The metals industry is highly cyclical. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions, levels of industry capacity and availability of usable raw materials. The overall levels of demand for our magnesium and magnesium-based products reflect fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions worldwide which then impact the level of production in the PRC. For example, many of the principal uses of magnesium and magnesium-related products are for the production of structural metal, steel and aluminum manufacturing, production of alloys used in aircraft and automobile parts, the manufacture of electronic equipment such as computers, cameras, and cellular phones and the use of magnesium powder in flares, flashes and pyrotechnics. The market for these products are heavily dependent on general economic conditions, including the availability of affordable energy sources, employment levels, interest rates, consumer confidence and construction demand. These cyclical shifts in our customers’ industries tend to result in significant fluctuations in demand and pricing for our products. As a result, in periods of recession or low economic growth, metals companies, including ours, have generally tended to under-perform compared to other industries. We generally have high fixed costs, so changes in industry demand that impact our production volume also can significantly impact our profit margins and our overall financial condition. Economic downturns in the worldwide economy or a prolonged decline in demand in our Magnesium segment has had a negative impact on our operations and a continuation or further deterioration of current economic conditions could have a negative impact on our future financial condition or results of operations.

Changes in the prices of magnesium and magnesium-related products will have a significant impact on our operating results and financial condition.

We derive a substantial portion of our revenue from the sale of magnesium and magnesium-based products. Changes in the market price of magnesium impact the selling prices of our products, and therefore our profitability is significantly affected by decreased magnesium prices. Market prices of magnesium are dependent upon supply and demand and a variety of factors over which we have little or no control, including:

•	world economic conditions;
•	availability and relative pricing of metal substitutes;
•	labor costs;
•	energy prices;
•	environmental laws and regulations;
•	weather; and
•	import and export restrictions.

Declines in the price of magnesium and higher production costs have had a negative impact on our operations since commencing in September 2008, and could have a negative impact on our future financial condition or results of operations. Market conditions beyond our control determine the prices for our products, and the price for any one or more of our products may fall below our production costs, requiring us to either incur short-term losses. Furthermore, the decline in the price of zinc and zinc related products resulted in us delaying completion of construction of our planned zinc ore mining and production facility.  Consequently, we continue to evaluate our strategic alternatives for these operations including the partial or full sale of our interest in this business, the launch of operations in fiscal 2012, or seeking potential joint venture partners to operate the business. Market prices for magnesium may decrease even further, and therefore our operating results may be significantly harmed.

Fluctuations in the cost or availability of electricity, coke, coal and/or natural gas would lead to higher manufacturing costs, thereby reducing our margins and limiting our cash flows from operations.

Energy is one of our most significant costs in our Magnesium segment. All of our magnesium production facilities utilize coke gas as energy. Energy prices, particularly for coal and coke gas, are volatile. While we have a fixed price supply agreement for a specified quantity of waste gas for our Shanxi Gu County Golden Magnesium Co., Ltd. (“Golden Magnesium”) facility which expires in August 2027, fluctuations in price impact our manufacturing costs and contribute to earnings volatility.

During the fourth quarter of fiscal 2010 and the first quarter of fiscal 2011 the Chinese authorities mandated a significant reduction of energy usage and instituted “rolling brownouts” in an effort to meet the targets for energy consumption and emissions set by the 11th Five Year Plan (2006-2010). This policy resulted in a one month shut down of production at our Golden Magnesium facility because our electrical supply was interrupted. In addition, we have been unable to restart production at our Baotou Changxin Magnesium Co., Ltd. (“Baotou Changxin Magnesium”) subsidiary because our coke gas supplier temporarily ceased production due to a lack of demand for coke. These shut downs will reduce our production at Golden Magnesium and Baotou Changxin Magnesium, reducing our net sales and potentially impacting our ability to deliver products to our customers in future periods. We believe that the current energy restrictions will be eliminated with the implementation of the PRC’s 12th Five Year Plan (2011-2015) on January 1, 2011, although there are no assurances that additional energy use restrictions may be imposed in the future. Any continuation of these restrictions will adversely impact our results of operations in future periods. We are also unable to predict at this time whether additional energy policies will be adopted by the Chinese government that could adversely impact our operations in future periods.

In the event of further interruptions in the supply of electricity or coke gas to our magnesium facilities, production at our manufacturing facilities would have to be shut down. In addition, we do not maintain sources of secondary power at our facilities, and therefore any prolonged interruptions in the supply of energy to our facilities could result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress.

If we were to lose order volumes from any of our major customers, our sales could decline significantly and our cash flows may be reduced.

In fiscal 2011, our five largest customers, exclusive of related parties, in our Magnesium segment were responsible for approximately 54% of our total revenues in this segment and approximately 29% of our total consolidated revenues. These customers purchase products from us on a spot or short term contract basis and may choose not to continue to purchase our products. A loss of order volumes from any major customer, including a related party, or a significant reduction in their purchase orders could negatively affect our financial condition and results of operations by lowering sales volumes, increasing costs and lowering profitability.

If we fail to implement our expansion plans, our financial condition and results of operations could be materially and adversely affected.

An important part of our strategy is to grow our business by acquiring additional production facilities for magnesium and magnesium related products by acquiring Golden Trust Magnesium Industry Co., Ltd (“Golden Trust”) and Lingshi Xinghai Magnesium Industry Co., Ltd. (“Lingshi Magnesium”). In addition, the operation of our industrial commodities business may require a significant cash investment to finance purchases of commodities we intend to sell. We will need to issue additional financing to implement our expansion strategy to acquire additional magnesium production facilities and finance the operations of our industrial commodities business. We may not have access to the funding required for these plans on acceptable terms. Our expansion plans may also suffer significant delays as a result of a variety of factors, such as legal and regulatory requirements, either of which could prevent us from completing our plans as currently expected. Our expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from our existing operations. In addition, even if we can implement our strategy, expansion in the magnesium and industrial commodities market, increased sales to various industries, including the automobile industry may not materialize to the extent we expect, or at all, resulting in unutilized magnesium production capacity and unrecoverable expenses and investments in our trading business. Any failure to successfully implement our business strategy, including for any of the above reasons, could materially and adversely affect our financial condition and results of operations. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

The acquisition of the Golden Trust and Lingshi Magnesium may not be accretive and may cause dilution to the combined company's earnings per share, which may negatively impact the price of our common stock following the completion of the transaction.

Management anticipates that the recent acquisitions Golden Trust and Lingshi Magnesium will make a positive contribution to our cash flow and earnings in future periods. This expectation is based on preliminary estimates and assumes realization of expected market demand and certain synergies expected to be realized by combining certain administrative aspects of our existing magnesium operations with those of Golden Trust and Lingshi Magnesium during such time. Such estimates and assumptions could materially change due to worldwide economic conditions, additional unanticipated operational costs, the failure to realize any or all of the benefits expected in connection with the acquisition or other factors beyond our control. All of these factors could delay, decrease or eliminate the expected accretive effect of the acquisitions and cause resulting dilution to our earnings per share or to the price of our common stock.

Integration of Golden Trust and Lingshi Magnesium may be difficult and expensive to achieve.

The acquisition of Golden Trust and Lingshi Magnesium involves the integration of companies that have previously operated independently. The integration will be a complex, time consuming and expensive process and may materially harm the respective businesses of Golden Trust, Lingshi Magnesium and ours if not completed in a timely and efficient manner. We may not be able to integrate the operations, financial and accounting systems of Golden Trust and Lingshi Magnesium without encountering difficulties, including possible unanticipated costs, failure to retain key employees, the diversion of management attention or failure to implement the financial software system we are presently implementing at our other Magnesium segment companies. In addition, Golden Trust and Lingshi Magnesium may not realize the increased revenues and cost savings that they expect to achieve or that would justify the investment made.

The value of the equity securities we accept as compensation is subject to adjustment which could result in losses to us in future periods.

In our Consulting segment, historically we have accepted equity securities of our clients as compensation for services. These securities are reflected on our balance sheet as “investment in marketable securities available for sale”. At the end of each period, we evaluate the carrying value of the marketable securities for a decrease in value. We evaluate the company underlying these marketable securities to determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be “other- than- temporary”, the cost basis of the individual security is shall be written down to fair value as a new cost basis and the amount of the write-down is charged to earnings. Any future impairments would adversely affect our operating results for the corresponding periods in that we would be required to reduce the carrying value of these investments. In addition, if we are unable to liquidate these securities, we will be required to write off the investments which would adversely affect our financial position.

We need additional financing to fund acquisitions and our operations which we may not be able to obtain on acceptable terms. Additional capital raising efforts in future periods may be dilutive to our then current shareholders or result in increased interest expense in future periods.

We may need to raise additional working capital to fund expected growth in our Magnesium segment and our industrial commodities business. Our future capital requirements depend on a number of factors, including our operations, the financial condition of an acquisition target and its need for capital, our ability to finance our purchases of commodities with financial instruments provided by buyers, grow revenues from other sources, and our ability to manage the growth of our business and our ability to control our expenses. Also, if we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders will be reduced and those shareholders may experience significant dilution. As we will generally not be required to obtain the consent of our shareholders before entering into acquisition transactions, shareholders are dependent upon the judgment of our management in determining the number of, and characteristics of, stock issued as consideration in an acquisition. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock. We cannot assure you that we will be able to raise the working capital as needed in the future on terms acceptable to us, if at all, as the current capital markets have been adversely affected by the severe liquidity crisis. If we do not raise capital as needed, we will be unable to operate our business or fully implement our acquisition expansion strategy.

We are dependent on certain key personnel and the loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and operational expertise of key personnel of our subsidiaries in the PRC who perform key functions in the operation of our business as well as our U.S. based management team. We do not exercise any substantive day to day supervision over the activities of key members of our the PRC based management team which includes Yuwei Huang, Kong Tung, Jingdong Chen, and Chen Chi. The loss of one or more of these key employees or our chief executive officer, Dr. Wang, could have a material adverse effect upon our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Our management has determined that as of September 30, 2011, we did not maintain effective internal controls over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework as a result of identified significant deficiencies in our internal control over financial reporting related to a lack of an integrated financial accounting system and a lack of qualified accounting personnel who have sufficient knowledge in dealing with the complex U.S. GAAP accounting and financial issues in our cross border operations. If the result of our remediation of the identified significant deficiency is not successful, or if additional significant deficiencies are identified in our internal control over financial reporting, our management will be unable to report favorably as to the effectiveness of our internal control over financial reporting and/or our disclosure controls and procedures, and we could be required to further implement expensive and time-consuming remedial measures and potentially lose investor confidence in the accuracy and completeness of our financial reports which could have an adverse effect on our stock price and potentially subject us to litigation.

Certain agreements to which we are a party and which are material to our operations lack various legal protections which are customarily contained in similar contracts prepared in the United States.

Our subsidiaries include companies organized under the laws of the PRC and all of their business and operations are conducted in the PRC. We are a party to certain contracts related to our operations in the PRC, including recent material acquisitions of companies in our Magnesium segment. While these contracts contain the basic business terms of the agreements between the parties, these contracts do not contain certain clauses which are customarily contained in similar contracts prepared in the U.S., such as representations and warranties of the parties, confidentiality and non-compete clauses, provisions outlining events of defaults, and termination and jurisdictional clauses. Because our contracts in the PRC omit these customary clauses, notwithstanding the differences in PRC Chinese and U.S. laws, we may not have the same legal protections as we would if the contracts contained these additional clauses. Contractual and other disputes which may arise from this lack of legal protection and our dispute with the minority shareholders of Pan Asia Magnesium Co., Ltd. and collection efforts to recover uncollected amounts could divert management’s time from the operation of our business, require us to expend funds attempting to settle disputes, limit the time our management would otherwise devote to the operation of our business, and, on a collective basis, have a material adverse effect on our business, financial condition and results of operations.

Intercompany loans may be subject to PRC regulations.

We currently have several inter-company loans between our PRC subsidiaries totaling approximately $5.9 million at March 31, 2012 and we may continue to enter into inter-company financing arrangements to meet our internal capital needs. PRC laws generally do not permit companies that do not possess a financial service business license to extend loans directly to other companies, including affiliates, without proceeding through a financial agency. The enforcement of these restrictions remains unpredictable, and government authorities may declare these loans void, require the forfeiture of any interest paid and levy fines or other penalties upon the parties involved, among other remedies.

From time to time we engage in related party transactions. There are no assurances that these transactions are fair to our company.

From time to time our subsidiaries enter into transactions with related parties which include purchases from or sales to a related party, advancing related parties significant sums as prepayments for future goods or services and working capital and the payment of fees for consulting services, among other transactions. In December 2009 we adopted a related person transaction policy which will require the pre-approval of the board of directors pre-approval or ratification of transactions between us or one or more of our subsidiaries and any related person involving an amount in excess of $120,000. Consistent with this policy, the independent members of our board of directors approved our purchase of the 48% noncontrolling interest of Golden Magnesium from a company owned or controlled by Mr. Tung, a director of our company and the purchase of Golden Trust and Lingshi Magnesium, subject to shareholder approval of the issuance of our common stock as partial consideration for these acquisitions which was obtained in February 2012.  Notwithstanding this policy, we cannot assure you that in every instance the terms of the transactions with related parties are on terms as fair as we might receive from or extend to third parties.

Yuwei Huang, our Executive Vice President – Magnesium, an officer of several of our magnesium subsidiaries and a director of our company, his daughter Lifei Huang and Kong Tung are also owners and executive officers of several companies which directly compete with our magnesium business.

Mr. Yuwei Huang who serves as our Executive Vice President – Magnesium, an executive officer of several of our Magnesium segment subsidiaries and a director of our company and his daughter Lifei Huang who is the General Manager of International Magnesium Trading Corp. are also the principal owners and executive officers of a competitor of ours, Taiyuan YiWei Magnesium Industry Co., Ltd. (“YiWei Magnesium”). YiWei Magnesium, a minority owner of two of our Magnesium segment subsidiaries, owns interests in several other PRC based magnesium factories, a magnesium alloy factory and a magnesium powder desulphurization reagent factory including a minority interest in Lingshi Magnesium which we recently acquired. In addition, Lianling Dong is the sister of Kong Tung, a director of our company and general manager of Golden Trust. Due to Mr. Huang, Ms. Huang and Ms. Dong’s interest in our competitors and Messrs. Huang and Tung’s management position with our company, there are certain inherent conflicts of interest and there can be no assurances that our business and operations will not be adversely impacted as a result of these conflicts.

Our business will suffer if we lose our land use rights.

There is no private ownership of land in the PRC and all land ownership is held by the government of the PRC, its agencies, and collectives. In the case of land used for business purposes, land use rights can be obtained from the government for a period up to 50 years, and are typically renewable. Land use rights can be granted upon approval by the land administrative authorities of the PRC (State Land Administration Bureau) upon payment of the required land granting fee, the entry into a land use agreement with a competent governmental authority and certain other ministerial procedures. We have entered into agreements to acquire land use rights for some of our occupied properties and other agreements to use the land and the buildings which house our magnesium operations from parties that we reasonably believe have proper land use rights. We cannot give, however, any assurance that our land use rights will be renewed or that the parties we have entered into agreements with will maintain their land use rights. In addition, we may not have followed all procedures required to obtain the land use certificate for the land use rights we agreed to purchase or paid all required fees. If the Chinese administrative authorities determine that we have not fully complied with all procedures and requirements needed to hold a land use certificate for any property which we occupy, we may be forced by the Chinese administrative authorities to retroactively comply with such procedures and requirements, which may be burdensome and require us to make payments, or such Chinese administrative authorities may invalidate or revoke our land use certificate entirely. If the land use right certificates needed for our operations are determined by the government of the PRC to be invalid or if they are not renewed, or if we are unable to renew the lease for our facilities when they expire, we may lose production facilities or employee accommodations that would be difficult or even impossible to replace. Should we have to relocate, our workforce may be unable or unwilling to work in the new location and our business operations will be disrupted during the relocation. The relocation or loss of facilities could cause us to lose sales and/or increase its costs of production, which would negatively impact our financial results.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

The Investment Company Act of 1940 will limit the value of securities we can accept as payment for our business consulting services which may limit our future revenues.

We have historically accepted securities as payment for our services and will likely continue to do so in the future, but only to the extent that it does not cause us to become classified as an investment company under the Investment Company Act 1940. To the extent that we are required to reduce the amount of securities we accept as payment for our consulting services to avoid becoming an investment company, our future revenues from our business consulting services may substantially decline if our clients cannot pay our fees in stock or securities. A reduction in the amount of our consulting fees will materially adversely effect our financial condition and results of operations in future periods. Any future change in our fee structure for our consulting services could also severely limit our ability to attract business consulting clients in the future.

The acquisition of new businesses is costly and such acquisitions may not enhance our financial condition.

A significant element of our growth strategy is to acquire controlling interests in companies that operate in the PRC and that offer services, products, technologies, industry specializations or geographic coverage that extend or complement our existing business. The process to undertake a potential acquisition is time-consuming and costly. We expect to expend significant resources to undertake business, financial and legal due diligence on our potential acquisition targets and there is no guarantee that we will acquire the company after completing due diligence. The process of identifying and consummating an acquisition could result in the use of substantial amounts of cash and exposure to undisclosed or potential liabilities of acquired companies. In addition, even if we are successful in acquiring additional companies, there are no assurances that the operations of these businesses will enhance our future financial condition. To the extent that a business we acquire does not meet the performance criteria used to establish a purchase price, some or all of the goodwill related to that acquisition or a write down of assets acquired could be charged against our future earnings, if any.

The operations of our Basic Materials segment will be subject to risks and hazards inherent in the mining industry.

Our Basic Materials segment, if and when mining operations commence, will be engaged in the mining and processing of zinc ore. These operations will be subject to risks and hazards inherent in the mining industry, including, but not limited to, ground fall, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other accidents, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the lack of availability of materials and equipment, the occurrence of accidents, labor force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions. Any of these risks could result in work stoppages, delays in production, the development of properties, production commencement dates and production quantities, increased production costs and rates, damage to or destruction of mines and other production facilities, injury or loss of life, damage to property, environmental damage, and possible legal liability for such damages. As of March 31, 2012, we have not established a reserve on this property. Furthermore, we are evaluating our strategic alternatives related to this business including the sale of our interest.

Risks Related to Doing Business in China

We may be unable to enforce our rights due to policies regarding the regulation of foreign investments in China.

The PRC’s legal system is a civil law system based on written statutes in which decided legal cases have little value as precedent, unlike the common law system prevalent in the United States. There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our investment agreements with the minority shareholders and management of our subsidiaries, arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We are considered a foreign invested enterprise under Chinese laws, and as a result, we must comply with Chinese laws and regulations.

We cannot predict what effect the interpretation of existing or new Chinese laws or regulations may have on our business. If the relevant authorities find us to be in violation of Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation: levying fines; revoking our business and other licenses; requiring that we restructure our ownership or operations; and requiring that we discontinue any portion or all of our business. The PRC does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation, and may be subject to influence by external forces unrelated to the legal merits of a particular matter. The PRC’s regulations and policies with respect to foreign investments are evolving. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published. Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our stated business objectives. Also, if we are unable to enforce any legal rights we may have under our agreements or otherwise with the noncontrolling shareholders of our subsidiaries, our ability to control their operations could be limited. Any significant limitation on our ability to control the operations of our subsidiaries could result in a loss of our investment which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental and safety regulations, which may increase our compliance costs and reduce our overall profitability.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in the PRC. In addition, in March 2011, the Ministry of Industry and Information Technology announced new conditions regarding magnesium producers in an effort to, among other things, moderate the environmental impact of magnesium production. These initiatives include, among other factors, minimum annual production capacity requirements and standards for environmental quality and discharge of pollutants in the PRC and potential forced shutdown of inefficient or small producers with capacity of less than 15,000 tons annually. While we believe that we are in compliance with all applicable governmental regulations, we may incur substantial costs or liabilities in connection with these requirements that could reduce our overall profitability. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a significant expense and have a material adverse effect on our business, financial condition, and results of operations.

Substantially all of our assets and operations are located in the PRC and are subject to changes resulting from the political and economic policies of the Chinese government.

Our business operations could be restricted by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of the PRC. In recent years, however, the government has introduced reforms aimed at creating a socialist market economy and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reform programs, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to moderate the environmental impact of manufacturing businesses, control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increases of such disparities could affect the political or social stability of the PRC.  Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of the PRC, the future direction of these economic reforms is uncertain and the uncertainty may decrease the attractiveness of our company as an investment, which may in turn result in a decline in the trading price of our common stock.

We cannot assure you that the current Chinese policies of economic reform will continue. Because of this uncertainty there are significant economic risks associated with doing business in China.

Although the majority of productive assets in the PRC are owned by the Chinese government, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourages private economic activity. In keeping with these economic reform policies, the PRC has been openly promoting business development in order to bring more business into the PRC. Because these economic reform measures may be inconsistent or ineffective, there are no assurances that:

•	the Chinese government will continue its pursuit of economic reform policies;
•	the economic policies, even if pursued, will be successful;
•	economic policies will not be significantly altered from time to time; or
•	business operations in the PRC will not become subject to the risk of nationalization.

We cannot assure you that we will be able to capitalize on these economic reforms, assuming the reforms continue. Because our business model is dependent in large part upon the continued economic reform and growth in the PRC, any change in Chinese government policy could materially adversely affect our ability to continue to implement our business model. The PRC’s economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. Even if the Chinese government continues its policies of economic reform, there are no assurances that economic growth in that country will continue or that we will be able to take advantage of these opportunities in a fashion that will provide financial benefit to us.

The Chinese government exerts substantial influence over the manner in which our Chinese subsidiaries must conduct our business activities.

The PRC only recently has permitted provincial and local economic autonomy and private economic activities. The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions of the PRC, and could require us to divest ourselves of any interest we then hold in our Chinese subsidiaries.

We face risks related to natural disasters and health epidemics in China, which could have a material adverse effect on our business and results of operations.

Our business could be materially adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu,” occurred in Mexico and has spread to other countries. Cases of swine flu have been reported in Hong Kong and mainland China. The Chinese government, and certain regional governments within the PRC, have enacted regulations to address the H1N1 virus, which may have an effect on our business. If the outbreak of swine flu were to become widespread in China or increase in severity, it could have an adverse effect on economic activity in China, and could require the temporary closure of our production facilities or offices. Such events could severely disrupt our business operations and harm our results of operations. Any future natural disasters or health epidemics in the PRC could also have a material adverse effect on our business and results of operations.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government adopted a new labor law, the Labor Contract Law of the PRC or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposed greater liabilities on employers and significantly affected the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially adversely affecting our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively. We may not have ready access to cash on deposit in banks in the PRC.

Because a substantial portion of our revenues are in the form of Renminbi (RMB), the main currency used in the PRC, any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside the PRC or to make dividend or other payments in U.S. Dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to government approval in the PRC, and companies are required to open and maintain separate foreign exchange accounts for capital account items. At March 31, 2012 our PRC subsidiaries had approximately $11 million on deposit in banks in the PRC, which represented approximately 88% of our cash. We cannot be certain that we could have ready access to that cash should we wish to transfer it to bank accounts outside the PRC nor can we be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

The change in value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in the PRC’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Recently, the People’s Bank of China has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.  Any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on, our stock in foreign currency terms. More specifically, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Consequently, appreciation or depreciation in the value of the RMB relative to the U.S. dollar could materially adversely affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Risks Related to Our Common Stock

The recent delisting of our common stock from The NASDAQ Stock Market will likely have adverse consequence to the liquidity and trading price of our common stock in future periods.

On July 9, 2012, The NASDAQ Stock Market notified us that, following our hearing before the NASDAQ Listing Qualifications Panel, the panel determined to delist our common stock from The NASDAQ Stock Market based upon public interest concerns.  Following this delisting, our common stock is now quoted in the over-the-counter market on the OTCQB tier of the OTC Markets.  The OTC Markets is an inter-dealer, over-the-counter market that provides generally significantly less liquidity than The NASDAQ Stock Market or any other national or regional exchange. Securities traded on the OTC Markets typically have fewer market makers and are not followed by analysts. The SEC's order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTC Markets. The quotation of our shares on the OTC Markets may result in a less liquid market available for existing and potential shareholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

The market price for shares of our common stock has been and may continue to be highly volatile and subject to wide fluctuations.

The market price for shares of our common stock has experienced significant price and volume fluctuations in the last few years. Some specific factors that may have a significant effect on the future market price of our shares of common stock include:

•	actual or expected fluctuations in our operating results;
•	variance in our financial performance from the expectations of market analysts;
•	changes in general economic conditions or conditions in our industry generally;
•	changes in conditions in the financial markets;
•	announcements of significant acquisitions or contracts by us or our competitors;
•	our inability to raise additional capital;
•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;
•	additions or departures of key management personnel;
•	actions by our shareholders;
•	changes in market prices for our products or for our raw materials; and
•	changes in stock market analyst research and recommendations regarding the shares of our common stock, other comparable companies or our industry generally.

In addition, the stock market in general, and the market for companies with PRC based operations in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the affected companies. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.  As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the price you paid for such shares.

If the selling security holders all elect to sell their shares of our common stock at the same time, the market price of our shares may decrease.

It is possible that the selling security holders will offer all of the shares for sale.  Further because it is possible that a significant number of shares of our common stock could be sold at the same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price for our common stock.

Cautionary Note Regarding Forward-Looking Information and Factors That May Affect Future Results

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus and other written and oral statements that we make from time to time contain such forward-looking statements that set out anticipated results based on management’s plans and assumptions regarding future events or performance. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance or results of current and anticipated sales efforts, expenses, the outcome of contingencies, such as legal proceedings, and financial results. A list of factors that could cause our actual results of operations and financial condition to differ materially is set forth below, and these factors are discussed in greater detail under Risk Factors appearing elsewhere in this prospectus:

•	The impact of the delisting of our common stock by The Nasdaq Stock Market.
•	Continued global economic weakness is expected to reduce demand for our products in each of our segments.
•	Fluctuations in the pricing and availability of magnesium and in levels of customer demand.
•	Changes in the prices of magnesium and magnesium-related products.
•	Our ability to implement our expansion plans for growing our business through increased magnesium production capacity and acquisitions and development of our commodity trading business.
•	Fluctuations in the cost or availability of coke gas and coal.
•	Loss of orders from any of our major customers.
•	The value of the equity securities we accept as compensation is subject to adjustment which could result in losses to us in future periods.

•	Our ability to effectively integrate our acquisitions and to manage our growth and our inability to fully realize any anticipated benefits of acquired business.
•
Our need for additional financing which we may not be able to obtain on acceptable terms, the dilutive effect additional capital raising efforts in future periods may have on our current shareholders and the increased interest expense in future periods related to additional debt financing.

•	Adverse outcome of the bankruptcy of CDII Trading
•	Our dependence on certain key personnel.
•	Difficulties we have in establishing adequate management, cash, legal and financial controls in the PRC.
•	Our ability to maintain an effective system of internal control over financial reporting.
•
The lack various legal protections in certain agreements to which we are a party and which are material to our operations which are customarily contained in similar contracts prepared in the United States.

•	Potential impact of PRC regulations on our intercompany loans.
•	Our ability to assure that related party transactions are fair to our company.
•
Yuwei Huang, our Executive Vice President – Magnesium, director and an officer of several of our magnesium subsidiaries and his daughter Lifei Huang is also an owner and executive officer of several companies which directly compete with our magnesium business.

•	The impact of a loss of our land use rights.
•	Our ability to comply with the United States Foreign Corrupt Practices Act which could subject us to penalties and other adverse consequences.
•	Limits under the Investment Company Act of 1940 on the value of securities we can accept as payment for our business consulting services.
•	Our acquisition efforts in future periods may be dilutive to our then current shareholders.
•	The risks and hazards inherent in the mining industry on the operations of our basic materials segment.
•	Our inability to enforce our rights due to policies regarding the regulation of foreign investments in the PRC.
•	The impact of environmental and safety regulations, which may increase our compliance costs and reduce our overall profitability.
•	The effect of changes resulting from the political and economic policies of the Chinese government on our assets and operations located in the PRC.
•	The impact of Chinese economic reform policies.
•	The influence of the Chinese government over the manner in which our Chinese subsidiaries must conduct our business activities.
•	The impact on future inflation in the PRC on economic activity in the PRC.
•	The impact of any natural disasters and health epidemics in China.
•	The impact of labor laws in the PRC may adversely affect our results of operations.
•	The limitation on our ability to receive and use our revenues effectively as a result of restrictions on currency exchange in the PRC.
•	Fluctuations in the value of the RMB may have a material adverse effect on your investment.
•	The market price for shares of our common stock has been and may continue to be highly volatile and subject to wide fluctuations.

We caution that the factors described herein and other factors could cause our actual results of operations and financial condition to differ materially from those expressed in any forward-looking statements we make and that investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time, and it is not possible for us to predict all of such factors. Further, we cannot assess the impact of each such factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds upon the sale of shares by the selling security holders.

CD INTERNATIONAL ENTERPRISES, INC.
2012 Equity Compensation Plan

On July 18, 2012, our board of directors approved the 2012 Equity Compensation Plan which we refer to as the 2012 Plan.  The 2012 Plan reserves 5,000,000 shares of our common stock for issuance pursuant to the terms of the plan upon the grant of restricted stock awards, deferred stock grants, stock appreciation rights and/or the exercise of options granted under the 2012 Plan.  The 2012 Plan also contains an “evergreen formula” by which the number of shares of common stock available for issuance under the 2012 Plan will automatically increase on the first trading day of January each calendar year during the term of the 2012 Plan, beginning with calendar year 2013, by an amount equal to 1.5% of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, up to a maximum annual increase of 400,000 shares of common stock. The terms and provisions of the 2012 Plan are summarized below, which summary is qualified in its entirety by reference to the 2012 Plan which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Grants to be made under the 2012 Plan may be made to our employees,  officers, directors and consultants.  The recipient of any grant under the 2012 Plan, and the amount and terms of a specific grant, will be determined by our board of directors.

As of the date of this prospectus, no grants have been made under the 2012 Plan.

Administration and Eligibility

The 2012 Plan will be administered by our board of directors or a committee of the board to be appointed by the Board.  The board of directors will determine, from time to time, those of our employees, executive officers, directors and/or consultants to whom stock awards or plan options will be granted, the terms and provisions of each such grant, the dates such grants will become exercisable, the number of shares subject to each grant, the purchase price of such shares and the form of payment of such purchase price.  All other questions relating to the administration of the 2012 Plan and the interpretation of the provisions thereof are to be resolved at the sole discretion of the board of directors.

Amendment and Termination of the 2012 Plan

The board of directors may amend, suspend or terminate the 2012 Plan at any time, except that no amendment shall be made which:

•
increases the total number of shares subject to the plan in excess of the evergreen formula or changes the minimum purchase price therefore (except in either case in the event of adjustments due to changes in our capitalization),

•	affects outstanding options or any exercise right thereunder,
•	extends the term of any option beyond 10 years, or
•	extends the termination date of the plan.

Unless the plan is suspended or terminated by the board of directors, the 2012 Plan will terminate on July 18, 2022. Any termination of the 2012 Plan will not affect the validity of any options previously granted thereunder.

Grants under the 2012 Plan

The 2012 Plan provides for the grant of restricted stock awards, deferred stock grants, stock appreciation rights and stock options.  Any option granted under the 2012 Plan must provide for an exercise price of not less than 50% of the fair market value of the underlying shares on the date of the grant.  Subject to the limitation on the aggregate number of shares issuable under the plan, there is no maximum or minimum number of shares as to which a stock grant or plan option may be granted to any person. Shares used for stock grants and plan options may be authorized and unissued shares or shares reacquired by us, including shares purchased in the open market.

Adjustment Upon Changes in Capitalization or other Corporate Event

The 2012 Plan provides that, in the event of any dividend, other than a cash dividend, payable on shares of our common stock, a stock split, combination or exchange of shares, or other similar event occurring after the grant of an award which results in a change in the shares of our common stock as a whole:

•	the number of shares issuable in connection with any outstanding award and the applicable purchase price, if any, will be proportionately adjusted to reflect the occurrence of any of these events, and

•
the board of directors will determine whether this event requires an adjustment in the aggregate number of shares reserved for issuance under the 2012 Plan.  The board may either elect to proportionally adjust the number of shares reserved for issuance under the 2012 Plan or to retain the original number of shares reserved and available under the plan in their sole discretion.

Any adjustment, however, does not change the total purchase price payable for the shares subject to outstanding options. In the event of our proposed dissolution or liquidation, a proposed sale of all or substantially all of our assets, a merger or tender offer for our shares of common stock, the board of directors may declare that each option granted under the plan will terminate as of a date to be fixed by the board provided that not less than 30 days written notice of the date is given to each participant holding an option, and each such participant has the right, during the period of 30 days preceding such termination, to exercise the participant’s option, in whole or in part, including as to options not otherwise exercisable.

Assignability of Plan Options and Termination of Employment

All plan options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee, except as provided by the board of directors.  If a holder’s employment with us terminates by reason of death, any stock option held by the holder, unless otherwise determined by our board at the time of grant, will automatically terminate, except that the portion of the stock option that has vested on the date of death may be exercised by the legal representative of the estate or by the legatee of the holder under the will of the holder, for a period of one year, or any other greater or lesser period as the board may specify at grant, from the date of death or until the expiration of the term of the stock option, whichever period is the shorter.  If a holder’s employment with us terminates by reason of his disability, any stock option held by a holder, unless otherwise determined by the board at the time of grant, will automatically terminate, except that the portion of the stock option that has vested on the date of termination may be exercised by the holder for a period of one year, or any other greater or lesser period as the board may specify at the time of grant, from the date of termination or until the expiration of the term of the stock option, whichever period is the shorter.

Summary of Federal Tax Consequences

The following is only a brief summary of the effect of federal income taxation on an optionee under the 2012 Plan. In fiscal 2006 we adopted FASB ASC Topic 718 which requires that compensation costs related to share-based payment transactions, such as stock options or restricted stock award, be recognized in the financial statements.  Under ASC Topic 718, an optionee, recipient of a restricted stock award and our company will be subject to certain tax consequences and accounting charges.

Options granted under the 2012 Plan will not satisfy the requirements of Section 422 of the Internal Revenue Code and will be considered non-qualified options.  No taxable income is recognized by an optionee upon the grant of an option.  The optionee will in general recognize ordinary income, in the year in which an option is exercised, equal to the excess of the fair market value of purchased shares on the date of exercise over the exercise price paid for such shares, and the optionee will be required to satisfy the tax withholding requirements applicable to this income. Upon a subsequent sale of the purchased shares, the optionee will generally recognize either a capital gain or a capital loss depending on whether the amount realized is more or less than the exercise price. We will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to an exercised option. The deduction will in general be allowed for our taxable year in which ordinary income is recognized by the optionee in connection with the acquisition of the option shares.

Unless the recipient of a restricted stock grant elects to treat the grant as ordinary income at the time the grant is made, the recipient does not recognize taxable income upon the grant of restricted stock. Instead, the recipient will recognize ordinary income at the time of vesting (i.e. when the restrictions on the grant lapse) equal to the fair market value of the restricted shares on the vesting date minus any amount paid for the restricted shares. At the time that the recipient recognizes ordinary income in respect of the restricted stock grant, we would be entitled to a tax deduction for compensation expense equal to the amount of ordinary income recognized by the recipient.

Restrictions Under Securities Laws

The sale of all shares issued under the 2012 Plan must be made in compliance with federal and state securities laws.  Our officers, directors and 10% or greater shareholders, as well as certain other persons or parties who may be deemed to be "affiliates" of ours under federal securities laws, should be aware that resales by affiliates can only be made pursuant to an effective registration statement, Rule 144 or other applicable exemption.  Our officers, directors and 10% and greater shareholders may also become subject to the "short swing" profit rule of Section 16(b) of the Securities Exchange Act of 1934.

SELLING SECURITY HOLDERS

At July 13, 2012  48,733,194 shares of our common stock are issued and outstanding, which is our only class of voting securities.  The information under this heading relates to resales of shares covered by this prospectus by persons who are our "affiliates" as that term is defined under federal securities laws.  These persons will be members of our board of directors, executive officers and/or employees of our company.  Shares issued pursuant to this prospectus to our affiliates are "control" shares under federal securities laws.

The following table sets forth:

•	the name of each affiliated selling security holder,
•	the amount of common stock owned beneficially, directly or indirectly, by each affiliated selling security holder,
•	the maximum amount of shares to be offered by the affiliated selling security holders pursuant to this prospectus, and
•	the amount of common stock to be owned by each affiliated selling security holder following sale of the shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right.  The information as to the number of shares of our common stock owned by each affiliated selling security holder is based upon our books and records and the information provided by our transfer agent.

We may amend or supplement this prospectus from time to time to update the disclosure set forth in the table.  Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the affiliated selling security holders upon termination of the offering made hereby.  We have therefore assumed, for the purposes of the following table, that the affiliated selling security holders will sell all of the shares owned by them, which are being offered hereby, but will not sell any other shares of our common stock that they presently own.

Persons who receive stock grants under the 2012 Plan and are deemed affiliates, may affect sales of shares of common stock covered hereby not in excess of 1% of our outstanding common stock in any three-month period.

Grants may be made to affiliates in the future which we are not able to identify at this time.  Before any of our affiliates sell any of his shares received under the 2012 Plan, we will supplement this prospectus with the required information regarding the names of the persons selling, the total number of shares owned by these persons and the number of shares proposed to be sold under this prospectus.

Name of selling security holder	Number of shares owned	Shares to be offered	Shares to be owned after offering	% owned after offering

PLAN OF DISTRIBUTION

The information under this heading includes resales of shares covered by this prospectus by persons who are our "affiliates" as that term in defined under federal securities laws.

The shares covered by this prospectus may be resold and distributed from time to time by the selling security holders in one or more transactions, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of these shares as principals, at market prices existing at the time of sale, at prices related to existing market prices, through Rule 144 transactions or at negotiated prices.  The selling security holders in connection with sales of securities may pay usual and customary, or specifically negotiated, brokerage fees or commissions.

The selling security holders may sell shares in one or more of the following methods, which may include crosses or block transactions:

•           on the over-the-counter market on which our shares may be quoted from time-to-time, in transactions which may include special offerings, exchange distributions and/or secondary distributions, pursuant to and in accordance with the rules of such exchanges, or through brokers, acting as principal or agent;

•           in transactions other than on the over-the-counter market, or a combination of such transactions, including sales through brokers, acting as principal or agent, sales in privately negotiated transactions, or dispositions for value, subject to rules relating to sales by affiliates; or

•           through the writing of options on our shares, whether or not such options are listed on an exchange, or other transactions requiring delivery of our shares, or the delivery of our shares to close out a short position.

Any such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

In making sales, brokers or dealers used by the selling security holders may arrange for other brokers or dealers to participate. The selling security holders who are affiliates of our company and others through whom such securities are sold may be "underwriters" within the meaning of the Securities Act of 1933 for the securities offered, and any profits realized or commission received may be considered underwriting compensation. Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

We have advised the selling security holders that, at the time a resale of the shares is made by or on behalf of a selling security holder, a copy of this prospectus is to be delivered.

We have also advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934.  With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.  Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with the distribution of that security.

Sales of securities by us and the selling security holders or even the potential of these sales may have an adverse effect on the market price for shares of our common stock.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock and provisions of our articles of incorporation, as amended, is a summary thereof and is qualified by reference to our articles of incorporation, as amended, a copy of which may be obtained upon request. The authorized capital stock of our company consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of blank check preferred stock, par value $0.0001 per share, of which 12,950 shares have been designed as Series A convertible preferred stock.  At July 13, 2012 there were 48,733,194 shares of our common stock and 1,006 shares of our Series A convertible preferred stock issued and outstanding.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders.  Holders of common stock do not have cumulative voting rights.  Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor.  In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase our common stock.  There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

The board of directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of the State of Florida, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders.  Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.  Although the board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our shareholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock.  The board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. At present, we have no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

In February 2008 we designated 12,950 shares of our blank check preferred stock as Series A convertible preferred stock.  The designations, rights and preferences of the Series A convertible preferred stock include:

•	the stated value of each share is $1,000;
•	the shares have no voting rights;
•
the shares pay quarterly dividends in arrears at the rate of 8% per annum beginning on April 1, 2008 and on each conversion date. Subject to certain conditions, the dividends are payable at our option in cash or shares of our common stock valued at the lower of the conversion price or the average of the weighted average price of our common stock on the 10 consecutive trading days immediately preceding the dividend date;

•
each share is convertible into shares of our common stock at a conversion price of $7.00 per share, subject to adjustment in the event of default as specified in the designations of the Series A convertible preferred stock. In the event of a default, the conversion price will be 90% of the lower of the conversion price or $7.45 until the default has been cured;

•
the conversion price of the Series A convertible preferred stock is subject to proportional adjustment in the event of stock splits, stock dividends and similar corporate events. In addition, the conversion price is subject to adjustment if we issue or sell shares of our common stock for a consideration per share less than the conversion price then in effect, or issue options, warrants or other securities convertible or exchange for shares of our common stock at a conversion or exercise price less than the conversion price of the Series A convertible preferred stock then in effect. If either of these events should occur, the conversion price is reduced to the lowest price at which these securities were issued or are exercisable;

•
the Series A convertible preferred stock are not convertible to the extent that (a) the number of shares of our common stock beneficially owned by the holder and (b) the number of shares of our common stock issuable upon the conversion of the Series A convertible preferred stock or otherwise would result in the beneficial ownership by the holder of more than 4.99% of our then outstanding common stock. This ownership limitation can be increased to 9.99% by the holder upon 61 days notice to us;

•
whenever a holder converts all or any portion of the Series A convertible preferred stock, if we should redeem the shares, or if the holder requests redemption, we are required to issue the holder a number of shares a number of shares, referred to as the "Make Whole Amount”, equal to the product of the dividend rate and the stated value of the shares, subject to certain instances in which we are required to pay that amount in cash; and

•	the shares are redeemable by us under certain conditions, and the holders may also require us to redeem the shares upon the occurrence of certain events.

Transfer agent

Computershare Trust Co., Inc., 250 Royall Street, Canton, MA 02120 is the transfer agent for our common stock.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Pearlman Schneider LLP, 2200 Corporate Boulevard, N.W., Suite 210, Boca Raton, FL  33431.

EXPERTS

Our audited consolidated balance sheets as of September 30, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended are incorporated by reference in the registration statement of which this prospectus is a part have been audited by Sherb & Co., LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

INDEMNIFICATION

The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of a Florida corporation. Our articles of incorporation and bylaws provide that we shall indemnify to the fullest extent permitted by the Florida Business Corporation Act any person whom we may indemnify under the act.

The provisions of Florida law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies including injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability for:

•	violations of criminal laws, unless the director has reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful,

•	deriving an improper personal benefit from a transaction,

•	voting for or assenting to an unlawful distribution, and

•	willful misconduct or conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The statute does not affect a director's responsibilities under any other law, including federal securities laws.

The effect of Florida law, our articles of incorporation and our bylaws is to require us to indemnify our officers and directors for any claim arising against those persons in their official capacities if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.                                Incorporation of Documents by Reference.

The documents listed below are incorporated by reference in the registration statement.

•           Annual Report on Form 10-K for the year ended September 30, 2011,
•           Current Report on Form 8-K as filed on December 28, 2011,
•           Current Report on Form 8-K as filed on February 14, 2012,
•           Quarterly Report on Form 10-Q for the period ended December 31, 2011,
•           Current Report on Form 8-K as filed on March 6, 2012,
•           Current Report on Form 8-K as filed on March 26, 2012,
•           Current Report on Form 8-K/A as filed on April 26, 2012,
•           Current Report on Form 8-K as filed on April 27, 2012,
•           Current Report on Form 8-K as filed on May 1, 2012,
•           Current Report on Form 8-K as filed on May 10, 2012,
•           Quarterly Report on Form 10-Q for the period ended March 31, 2012,
•           Current Report on Form 8-K as filed on June 15, 2012,
•           Current Report on Form 8-K/A as filed on July 6, 2012,
•           Current Report on Form 8-K as filed on July 10, 2012, and
•           Current Report on Form 8-K as filed on July 20, 2012.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be part thereof from the date of filing of such documents.

Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.  Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus has been delivered, on the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than exhibits to such documents.  Written requests for such copies should be directed to our Corporate Secretary at 431 Fairway Drive, Suite 200, Deerfield Beach, FL  33441, telephone number (954) 363-7335.

Item 4.                                Description of Securities.

A description of the registrant's securities is set forth in the prospectus incorporated as a part of this registration statement.

Item 5.                                Interests of Named Experts and Counsel.

Not applicable.

Item 6.                                Indemnification of Directors and Officers.

The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of a Florida corporation. Our articles of incorporation and bylaws provide that we shall indemnify to the fullest extent permitted by the Florida Business Corporation Act any person whom we may indemnify under the act.

The provisions of Florida law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies including injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability for:

•	violations of criminal laws, unless the director has reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful,

•	deriving an improper personal benefit from a transaction,

•	voting for or assenting to an unlawful distribution, and

•	willful misconduct or conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The statute does not affect a director's responsibilities under any other law, including federal securities laws.

The effect of Florida law, our articles of incorporation and our bylaws is to require us to indemnify our officers and directors for any claim arising against those persons in their official capacities if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 7.                                 Exemption From Registration Claimed.

Persons eligible to receive grants under the 2012 Plan will have an existing relationship with us and will have access to comprehensive information about us to enable them to make an informed investment decision.  The recipient must express an investment intent and, in the absence of registration under the Securities Act of 1933, consent to the imprinting of a legend on the securities restricting their transferability except in compliance with applicable securities laws.

Item 8.                                Exhibits.

Exhibit No.	Description
4.1
CD International Enterprises, Inc. 2012 Equity Compensation Plan (Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 20, 2012)

5.1	Opinion of Pearlman Schneider LLP *
23.1	Consent of Sherb & Co., LLP.*
23.2	Consent of Pearlman Schneider LLP (included in Exhibit 5.1 hereof)

*           Filed herewith.

Item 9.                                Undertakings.

The undersigned registrant hereby undertakes:

1.           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.           That, for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

4.           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of an included in the registration statement as of the date it is first used after effectiveness.

The undersigned registration hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Deerfield Beach, State of Florida on July 23, 2012.

CD International Enterprises, Inc.

By: /s/ Yuejian (James) Wang
Yuejian (James) Wang, Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Yuejian (James) Wang his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yuejian (James) Wang	Chairman of the Board of Directors, Chief Executive Officer, President, principal executive officer	July 23, 2012
Yuejian (James) Wang

/s/ Hernan Grant Welch	Chief Financial Officer, principal financial and accounting officer	July 23, 2012
Hernan Grant Welch

/s/ Yuwei Huang	Executive Vice President – Magnesium, director	July 23, 2012
Yuwei Huang

President of Golden Magnesium, director
Kong Tung

/s/ David Barnes	Director	July 23, 2012
David Barnes

/s/ Sheldon Steiner	Director	July 23, 2012
Sheldon Steiner

/s/ Philip Y. Shen	Director	July 23, 2012
Philip Y. Shen, Ph.D.

/s/ Adam Wasserman	Director	July 23, 2012
Adam Wasserman